UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

Sprott Inc.

(Exact name of Registrant as specified in its charter)

Ontario	6199, 6282	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 2600, 200 Bay Street

Royal Bank Plaza, South Tower

Toronto, Ontario

Canada, M5J 2J1

(416) 945-3279

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
28 Liberty Street
New York, New York 10005
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares without par value	SII	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:

N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐            No  ☒

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☐            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 40-F and the exhibits attached hereto (this “Registration Statement”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 20 of the Annual Information Form for the year ended December 31, 2019 (the “2019 AIF”) of Sprott Inc. (the “Registrant”), attached as Exhibit 99.21 to this Registration Statement and incorporated herein by reference, and under the headings “Managing Risk: Financial” and “Managing Risk: Non-Financial” on pages 24 and 25 of the Registrant’s Management’s Discussion & Analysis for the three months ended March 31, 2020 (the “Q1 2020 MD&A”), respectively, attached as Exhibit 99.29 to this Registration Statement and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement. Please also see “Forward-Looking Statements” on page 2 of the 2019 AIF and page 2 of the Q1 2020 MD&A. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The documents filed as Exhibits 99.1 through 99.44 contain all information material to an investment decision that the Registrant, since January 1, 2019: (i) made or was required to make public pursuant to the laws of any Canadian jurisdiction; (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders. The Registrant has filed the consent of KPMG LLP (“KPMG”) as Exhibit 99.45.

DESCRIPTION OF COMMON SHARES

The required disclosure containing a description of the securities to be registered is included under the headings “Capital Structure—Common Shares”, beginning on page 35 of the 2019 AIF, and “Dividends”, on page 34 of the 2019 AIF.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based upon the daily average closing rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$1.3269. The exchange rate of Canadian dollars into United States dollars, on May 25, 2020, based upon the daily average closing rate as quoted by the Bank of Canada, was US$1.00 = Cdn$1.3984.

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TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following is a summary of the Registrant’s contractual obligations as of December 31, 2019:

	Payments due by period (Cdn$ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	20,000	5,000	15,000	-	-
Capital (Finance) Lease Obligations	-	-	-
Operating Lease Obligations	7,679	2,133	5,546	-	-
Purchase Obligations	8,600	8,600	-	-	-
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet	5,500		5,500	-	-
Total	41,779	15,733	26,046	-	-

COMPLIANCE WITH AUDITOR INDEPENDENCE REQUIREMENTS

Compliance with Rule 2-01(c)(1)(ii)(A) of Regulation S-X – the “Loan Rule”

The Loan Rule under Rule 2-01 of Regulation S-X provides that an accountant is not independent when the accounting firm, any covered person in the firm, or any of his or her immediate family members has any loan to or from an audit client, or an audit client's officers, directors, or record or beneficial owners of more than ten percent of the audit client’s equity securities or capital, except for certain types of permitted loans specified in the rule.

Through its independence evaluation procedures, KPMG identified a situation where a greater than ten percent record owner of an affiliated fund of the Registrant had a lending relationship with a KPMG member firm, resulting in a violation of the above noted rule. The record owner did not have the ability to exercise significant influence over the financing or operating policies of the Registrant.

Although the lending relationship described above resulted in a violation of the Loan Rule, KPMG concluded that the relationship could not and did not have any impact on their ability to remain objective and impartial with respect to their audit of the Registrant. In addition, they concluded that a reasonable investor, with knowledge of all relevant facts and circumstances, would reach the same conclusion. The Audit and Risk Management Committee of the Registrant agrees with this conclusion.

Amended Loan Rule (amendments appear in bold)

On June 18, 2019, the Commission adopted amendments to the Loan Rule under Rule 2-01 of Regulation S-X (the “Amended Loan Rule”). The Amended Loan Rule provides that an accountant is not independent when the accounting firm, any covered person in the firm, or any of his or her immediate family members has any loan to or from an audit client, or an audit client’s officers, directors, or beneficial owners (known through reasonable inquiry) of the audit client’s equity securities, where such beneficial owner has significant influence over the audit client, except for certain types of permitted loans specified in the rule. The Amended Loan Rule is effective as of October 3, 2019.

Based on KPMG’s analysis of the information provided by management of the Registrant under the Amended Loan Rule, no beneficial owners of the Registrant who have significant influence over the Registrant that have a lending relationship with KPMG or covered persons have been identified.

Based on discussions with management and a review of the governing documents of the Registrant, management and KPMG has concluded that the financial institution previously identified as an owner of more than ten percent of the equity securities of the affiliated fund is not a beneficial owner that can significantly influence the operating or financial policies of the Registrant.

As such, the above noted violation of the Loan Rule for the Registrant has been resolved and no longer exists as of this date.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Registration Statement.

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the year ended December 31, 2018

99.2	2018 Annual Report

99.3	Management’s Discussion & Analysis for the year ended December 31, 2018

99.4	Audited Consolidated Financial Statements for the year ended December 31, 2018

99.5	Form 13-502F1 Participation Fee Management Certification for the year ended December 31, 2018, dated February 28, 2019

99.6	Form 13-501F1 Participation Fee Management Certification for the year ended December 31, 2018, dated February 28, 2019

99.7	Chief Executive Officer Certification of Annual Filings, dated February 28, 2019

99.8	Chief Financial Officer Certification of Annual Filings, dated February 28, 2019

99.9	Management’s Discussion & Analysis for the three months ended March 31, 2019

99.10	Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2019

99.11	Chief Executive Officer Certification of Interim Filings, dated May 10, 2019

99.12	Chief Financial Officer Certification of Interim Filings, dated May 10, 2019

99.13	Management’s Discussion & Analysis for the three and six months ended June 30, 2019

99.14	Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2019

99.15	Chief Executive Officer Certification of Interim Filings, dated August 9, 2019

99.16	Chief Financial Officer Certification of Interim Filings, dated August 9, 2019

99.17	Management’s Discussion & Analysis for the three and nine months ended September 30, 2019

99.18	Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2019

99.19	Chief Executive Officer Certification of Interim Filings, dated November 8, 2019

99.20	Chief Financial Officer Certification of Interim Filings, dated November 8, 2019

99.21	Annual Information Form for the year ended December 31, 2019

99.22	2019 Annual Report

99.23	Management’s Discussion & Analysis for the year ended December 31, 2019

99.24	Audited Consolidated Financial Statements for the year ended December 31, 2019

99.25	Form 13-502F1 Participation Fee Management Certification for the year ended December 31, 2019, dated February 28, 2020

Exhibit Number	Description

99.26	Form 13-501F1 Participation Fee Management Certification for the year ended December 31, 2019, dated February 28, 2020

99.27	Chief Executive Officer Certification of Annual Filings, dated February 28, 2020

99.28	Chief Financial Officer Certification of Annual Filings, dated February 28, 2020

99.29	Management’s Discussion & Analysis for the three months ended March 31, 2020

99.30	Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2020

99.31	Chief Executive Officer Certification of Interim Filings, dated May 8, 2020

99.32	Chief Financial Officer Certification of Interim Filings, dated May 8, 2020

99.33	Notice of Annual and Special Meeting of Shareholders, dated March 20, 2019

99.34	Management Information Circular, dated March 20, 2019

99.35	Form of Proxy for the Annual and Special Meeting to be held on May 10, 2019

99.36	Report of Voting Results, dated May 10, 2019

99.37	Notice of Annual and Special Meeting of Shareholders, dated March 18, 2020

99.38	Management Information Circular, dated March 18, 2020

99.39	Form of Proxy for the Annual and Special Meeting to be held on May 8, 2020

99.40	Report of Voting Results, dated May 8, 2020

99.41	Asset Purchase Agreement by and among Tocqueville Asset Management LP, Sprott Asset Management LP and Sprott Inc., dated August 6, 2019

99.42	Material Change Report, dated August 16, 2019

99.43	Material Change Report, dated January 23, 2020

99.44	Articles of Amendment

99.45	Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 26, 2020	SPROTT INC.

	By:	/s/	Kevin Hibbert
	Name:		Kevin Hibbert
	Title:		Senior Managing Director and Chief Financial Officer